Exhibit 16.1

October 5, 2023

Office of the Chief Accountant

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Ladies and Gentlemen:

We have read Oncocyte Corporation statements included under Item 4.01 of its Form 8-K dated October 5, 2023. We agree with the statements made in paragraphs one through four discussing Oncocyte Corporation’s relationship with WithumSmith+Brown, PC. We are not in a position to agree or disagree with other statements contained therein including the remediation of the material weakness related to the failure to design and maintain effective controls to address the initial application of complex accounting standards and accounting treatment of non-routine, unusual or complex events and transactions.

Very truly yours,

/s/ WithumSmith+Brown, PC

East Brunswick, New Jersey